                                                           HEALTHBRIDGE, INC.
                                                    2610-1066 West Hastings Street
                                                  Vancouver, British Columbia V6E 3X2
                                                                Canada
August 24, 2005

Ryan Rohn
Division of Corporate Finance
450 Fifth Street, N.W.
United States Securities and Exchange Commission
Washington, D.C.  20549-0405

Via Facsimile (202) 772-9359

         RE:      Healthbridge, Inc.
                  Form 10-KSB for Fiscal Year Ended December 31, 2004
                  Filed April 7, 2005
                  File No. 000-30377

Dear Mr. Rohn:

Thank you for your comments dated August 12, 2005 related to our disclosure on Form 10-KSB for Healthbridge, Inc. ("Company") for the
year ended December 31, 2004.

On behalf of the Company, we submit this response letter electronically and by facsimile transmission.

Please direct copies of all responses and any additional comments to the following address and fax number:

         Nora Coccaro
         Chief Executive, Chief Financial Officer and Principal Accounting Officer
         Healthbridge, Inc.
         2610-1066 West Hastings Street
         Vancouver, British Columbia, Canada V6E 3X2
         Telephone: (604) 602-1717
         Facsimile: (604) 687-6877

The following are our detailed responses to your comments.

Note 1 - Organization and Summary of Significant Accounting Policies, Intangible Assets, page F-13

1.   We note your response to comment 1 in our letter dated July 18, 2005 that you have classified your patents as intangible assets with definite lives since acquisition in early 2002. However, it remains unclear why you have not and continue to not amortize the patents over the ten year estimated useful life, if you have "always maintained" the patents have a definite life. Please tell us your rationale for not amortizing the patents to date, including the authoritative literature upon which you are relying to support your accounting. Otherwise, please amend your Form 10-KSB for the fiscal year ended December 31, 2004 and include the following changes:

o        Request your auditor include an explanatory paragraph in the reissued audit opinion. Note that your auditor should consider the appropriate date(s) for the audit opinion.
o        Restate your consolidated financial statements, reflecting the amortization of your patents over a ten your period since the date of acquisition.
o        Include footnote disclosure that fully complies with paragraphs 36 and 37 of APB 20.
o        Fully update all affected portions of the Form 10-KSB, including MDandA, selected financial date, etc.
o        Update your Item 8A disclosures to include the following:
o        A discussion of the restatement and the facts and circumstances surrounding it;
o        How the restatement impacted your CEO and CFO's original conclusions regarding the effectiveness of your disclosure controls and procedures; and
o        Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
         Refer to Items 307 and 308(c) of Regulation S-B.
o        Amend your Form 10-QSB for the fiscal quarter ended March 31, 2005 to reflect the necessary changes to your financial statements and related disclosures.
o        Update your certifications included in all amended Forms.

     If you conclude that your consolidated financial statements are to be restated and that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

     Response:

     We do intend to amend our Form 10-KSB for the fiscal year ended December 31, 2004 to reflect an amortization of our patents from the point of our first sale in the second quarter of 2004. The amendment will cause us to obtain a re-issued audit opinion letter from our auditors with an explanatory paragraph, include footnote disclosure in compliance with paragraphs 36 and 37 of APB 20, update our MDandA section and all other relevant sections of our Form 10-KSB filing. Specifically, we intend to update Item 8A to discuss the restatement, how the restatement impacted the CEO and CFO representations of controls and procedures and discuss our plan to prevent errors in future filings. We will also amend our Form 10-QSB filing for the period ended March 31, 2005 to reflect the amortization expense, reflect the changes in the disclosure and provide updated certifications.

2.   We also note from you response to comment 1 in our letter dated July 18, 2005 that there have been no sales of your waste disposal units since the first quarter of 2004 as of today. As such, please tell us the dates of the impairment tests you performed during fiscal years 2004 and 2005. Please provide us with your most recent discounted cash flow analysis that supports the recoverability of this asset. Your analysis should provide us with sufficiently detailed information to allow us to understand the material assumptions you have made and why you believe those assumptions are reasonable. If you continue to believe that your patents are not impaired, please revise you disclosure under critical accounting policies to provide detailed disclosure of the facts that support your belief your patents are not impaired in light of the fact that you have been unsuccessful in selling additional products since the first quarter of fiscal year 2004.

     Response:

     Impairment testing was conducted at period end December 31, 2004 and at period end June 30, 2005. We have reached the conclusion that the patent assets are impaired as of June 30, 2005 and intend to reflect such impairment in our Form 10-QSB for the period ended June 30, 2005.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company's filing on Form 10-KSB for the year ended December 31, 2004, please contact me.  I may be reached at (604)
602-1717.

Sincerely,

/s/ Nora Coccaro
Nora Coccaro
Chief Executive Officer